
16014169

PUBLIC

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 08 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Opus Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Blvd, 12th Floor
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

20 Pacifica, Suite 700 (Address) Irvine (City) California (State) 92618 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debasish Banereiee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opus Financial Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Debasish Banerjee
Signature

Principal
Title

(See Attached)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24TH day of FEBRUARY, 20 16, by DEBASISH BANERJEE, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JEFFREY E. WULKAN
COMM. # 2122199
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. SEP. 1, 2019

(Seal) Signature [signature]

JEFFREY E. WULKAN

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Table of Contents
December 31, 2015



KPMG LLP
Suite 700
20 Pacifica
Irvine, CA 92618-3391

Report of Independent Registered Public Accounting Firm

The Board of Directors
Opus Financial Partners, LLC:

We have audited the accompanying balance sheet of Opus Financial Partners, LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Opus Financial Partners, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet
as of December 31, 2015

Assets:		
Cash	$	1,480,827
Equity warrants		1,024,669
Premises and equipment		
(Net of accumulated depreciation of $650)		5,850
Other		15,994
Total assets	$	2,527,340
Liabilities and Member's Equity:		
Liabilities:		
Incentive compensation liability on equity warrants	$	226,676
Accrued compensation		185,806
Accrued professional services		30,500
Deferred revenue		64,583
Other		5,408
Total liabilities		512,973
Member's equity:		
Member's contribution		1,413,566
Retained earnings		600,801
Total member's equity		2,014,367
Total liabilities and member's equity	$	2,527,340

See accompanying notes to the balance sheet.

(1) Organization and Nature of Business

Opus Financial Partners, LLC, (the "Company"), was formed on June 13, 2014 under the State of Delaware law as a single member Limited Liability Company and is a wholly owned subsidiary of Opus Bank ("Parent"). On January 6, 2015, the Company became registered as a broker-dealer with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company provides advice and support for mergers and acquisitions, debt and equity capital raising, and general financial advisory and restructuring services for lower middle-market and middle-market companies. The Company does not hold customer funds or safeguard customer securities.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for year end financial information and to conform to practices within the Company's industry.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(c) Cash

The Company maintains cash in a noninterest bearing bank account held with a bank that is independent of the Company and the Parent.

(d) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation calculated on a straight-line basis over the estimated useful lives of the assets.

(e) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are disclosed in accordance with a three level hierarchy (i.e. Level 1, Level 2, and Level 3) established under ASC Topic 820, *Fair Value Measurement* (ASC 820). The Company uses valuation techniques in determining the fair value of assets and liabilities based on assumptions that market participants would use in the most advantageous primary market.

The fair value of equity warrants is determined at grant date and then reassessed quarterly thereafter. A Black-Scholes option pricing model was used to determine the fair value.

(f) Equity Warrants

The Company may receive equity warrants as part of the consideration for advisory service engagements. Equity warrants are reported at fair value on the balance sheet.

(3) Net Capital Requirements

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, and at December 31, 2015 the Company's net capital of $967,854 exceeded the minimum net capital requirement by $933,656 and, the Company's ratio of aggregate indebtedness $512,973 to net capital was 0.53:1, which is less than 8:1 ceiling required for the first year of operation.

(4) Equity Warrants

In connection with the advisory service engagements, the Company has received equity warrants as part of the consideration received for the services performed. As of December 31, 2015, our equity warrant assets totaled $1,024,669.

The Company and the Parent have entered into an incentive compensation agreement with a designated registered representative of the Company. The incentive compensation agreement includes terms that entitle the registered representative to a portion of the revenue generated from the Company, including equity warrants that are received as consideration for the advisory service engagements. For any equity warrants that qualify for allocation to the registered representative under the terms of the incentive compensation agreement, we record an incentive compensation liability that represents the portion of the equity warrants that are allocated to the registered representative of the Company. As of December 31, 2015, our incentive compensation liability on equity warrants totaled $226,676.

(5) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs and assumptions used in the determination of fair value are classified in the fair value hierarchy as follows:

Level 1 - Quoted market prices in an active market for identical assets and liabilities.

Level 2 - Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuation inputs of which are observable and can be corroborated by market data.

Level 3 - Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2015. The Company has no assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2015.

	Fair value measurements on recurring basis			
	Quotes Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets:				
Equity warrants	$ —	$ —	$ 1,024,669	$ 1,024,669
Total assets	—	—	1,024,669	1,024,669

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2015.

The following table is a reconciliation of the fair value of the Company's equity warrants that are classified as Level 3 and measured on a recurring basis:

	For the year ended December 31, 2015
Beginning balance	$ —
Additions	1,018,349
Changes in fair value	6,320
Ending balance	$ 1,024,669

The fair value of the equity warrants are determined using a Black-Scholes option pricing model. Key assumptions used in determining the fair value include the exercise price of the warrants, valuation of the underlying entity's outstanding stock, expected term, risk-free interest rate, marketability discount and price volatility.

The fair values of the equity warrants are dependent on the fair value of the underlying companies. Changes in the valuation of the underlying companies will materially impact the fair value of the equity warrants. There were no transfers in and/or out of Level 3 during the year ended December 31, 2015.

The following table presents information about the significant unobservable inputs used for the Company's Level 3 fair value measurements at December 31, 2015.

	Valuation Technique	Significant Unobservable Inputs	Weighted Average
Equity warrants	Black-Scholes option pricing model	- Volatility	52.20%
		- Risk-free interest rate	1.90%

(6) Related Party Transactions

The Company and its Parent have entered into an expense sharing agreement that confirms the process by which direct and indirect expenses are allocated and recognized between the respective entities. Direct expenses generally include costs that are directly identifiable to the operation of the Company while indirect expenses include an overhead allocation from the Parent that covers the amount of general and administrative costs allocated to the Company. During the year ended December 31, 2015, the Company settled $963,566 in expenses under the expense sharing agreement with the Parent

through capital contributions to the Company. There were no receivables or payables associated with the Parent as of December 31, 2015.

(7) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2015:

Computer software	$	6,500
Less: Accumulated depreciation		(650)
Premises and equipment, net of accumulated depreciation	$	5,850

(8) Income Taxes

The Company was formed as a single member limited liability company and therefore classified as a disregarded entity for federal and state income tax purposes. Income and expenses generated from the Company are reported on the income tax returns of the Parent. The Company is not required to reimburse the Parent for income taxes and there is no tax-sharing agreement between the Company and the Parent. Management of the Company and the Parent have no intention of changing these facts. The Company has concluded that there are no material uncertain tax positions and has not recorded a liability for uncertain tax positions as of December 31, 2015. In the event that the Company had uncertain tax positions, we would recognize accrued interest and penalties, as appropriate, related to unrecognized income tax expenses or benefits in income tax expense.

(9) Subsequent Events

The Company has evaluated all material subsequent events after December 31, 2015 through February 26, 2016, the date we issued the financial statements were available to be issued and determined that there are no other items to disclose.